UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                     California Real Estate Investment Trust
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                                (Name of Issuer)

                      Common Shares of Beneficial Interest
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    130559107
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                                 (CUSIP Number)

                           Donald J. Liebentritt, Esq.
                         Zell General Partnership, Inc.
                      Two North Riverside Plaza, Suite 600
                             Chicago, Illinois 60606
                                 (312) 454-1800
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 January 3, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

--------------------------                              -----------------------
CUSIP No. 130559107                SCHEDULE 13D         Page 2 of 9 Pages
--------------------------                              -----------------------


-------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           CalREIT Investors Limited Partnership
-------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) /  /

                                                                       (b) /  /
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3          SEC USE ONLY

-------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           AF
-------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                              /  /

-------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           State of Illinois
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           7          SOLE VOTING POWER
                           6,959,593
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON WITH
           --------------------------------------------------------------------
           8          SHARED VOTING POWER
                             -0-
           --------------------------------------------------------------------
           9          SOLE DISPOSITIVE POWER
                             6,959,593
           --------------------------------------------------------------------
           10         SHARED DISPOSITIVE POWER
                             -0-
-------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     6,959,593
-------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                         /  /

-------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    76.0%
-------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*
           PN
-------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                              -----------------------
CUSIP No. 130559107                SCHEDULE 13D         Page 3 of 9 Pages
--------------------------                              -----------------------


-------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Zell General Partnership, Inc.
-------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) /  /
                                                                   (b) /  /
-------------------------------------------------------------------------------
3          SEC USE ONLY

-------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           AF
-------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                            /  /

-------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           State of Illinois
-------------------------------------------------------------------------------
           7        SOLE VOTING POWER
                         6,959,593
           --------------------------------------------------------------------
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH
           --------------------------------------------------------------------
           8       SHARED VOTING POWER

           --------------------------------------------------------------------
           9       SOLE DISPOSITIVE POWER
                        6,959,593
           --------------------------------------------------------------------
           10      SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     6,959,593
-------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                       /  /

-------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    76.0%
-------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*
            CO
-------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                              -----------------------
CUSIP No. 130559107                SCHEDULE 13D         Page 4 of 9 Pages
--------------------------                              -----------------------


-------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Samuel Zell
-------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) /  /
                                                                      (b) /  /

-------------------------------------------------------------------------------
3            SEC USE ONLY

-------------------------------------------------------------------------------
4            SOURCE OF FUNDS*

             AF
-------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                       /  /

-------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             U.S.A.
-------------------------------------------------------------------------------
             7          SOLE VOTING POWER
                             6,959,593
NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH
            -------------------------------------------------------------------
            8          SHARED VOTING POWER

            -------------------------------------------------------------------
            9          SOLE DISPOSITIVE POWER
                            6,959,593
            -------------------------------------------------------------------
            10         SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      6,959,593
-------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                     /  /

-------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      76.0%
-------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*
            IN
-------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                              -----------------------
CUSIP No. 130559107                SCHEDULE 13D         Page 5 of 9 Pages
--------------------------                              -----------------------



Item 1.  Security and Issuer.

     This statement relates to the common shares of beneficial interest, par value $1.00 per share (the "Common Shares"), of California Real Estate Investment Trust (the "Issuer"), whose principal office is 131 Steuart Street, Suite 200, San Francisco, California 94105.




Item 2.  Identity and Background.

     This statement is filed by: (i) CalREIT Investors Limited Partnership, an Illinois limited partnership ("CalREIT LP"), the holder of record of 6,959,593 Common Shares of the Company; (ii) Zell General Partnership, Inc., an Illinois corporation ("Zell GP"), the general partner of CalREIT LP; and (iii) Mr. Samuel Zell, a citizen of the United States, who, as trustee of the Samuel Zell
Revocable Trust under trust agreement dated November 7, 1990, is the sole stockholder of Zell GP. The foregoing persons are hereinafter referred to as the "Reporting Persons."

     The principal place of business of each of CalREIT LP, Zell GP and Mr. Zell is c/o Equity Group Investments, Inc., Two North Riverside Plaza, Chicago, Illinois 60606.

     Attached as Appendix A to Item 2 is information concerning the directors, executive officers and stockholder of Zell GP, which is required to be disclosed pursuant to Item 2 and General Instruction C to Schedule 13D.

     None of the Reporting Persons nor, to their knowledge, any of the individuals listed in Appendix A to Item 2, has, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     Capital contributions made by CalREIT LP's partners to CalREIT LP were used to pay the aggregate purchase price of $20,222,011.00 for the 6,959,593 Common Shares purchased on January 3, 1997.

Item 4.  Purpose of Transaction.

     The Reporting Persons will consider various alternatives with respect to their investment in the Issuer, including, but not limited to, a recapitalization and reorganization of the Issuer that would allow it to operate as a financial services company. Any such reorganization could entail changing the Issuer's name, principal place of business and/or tax election status, as well as issuances of new classes of equity securities. Any such reorganization could also entail:

     (a) the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer in the open market or otherwise;

--------------------------                              -----------------------
CUSIP No. 130559107                SCHEDULE 13D         Page 6 of 9 Pages
--------------------------                              -----------------------

     (b)  an  extraordinary   corporate   transaction,   such  as  a  merger  or
liquidation, involving the Issuer;

     (c) a sale or transfer of a material amount of assets of the Issuer;

     (d) in addition to the changes disclosed below, a change in the present Board of Trustees or management of the Issuer;

     (e) a material change in the present dividend policy of the Issuer;

     (f) other material changes in the Issuer's business or corporate structure;

     (g) changes in the Issuer's certificate of incorporation or bylaws or other actions which may impede the acquisition of control of the Issuer by a person; or

     (h) actions similar to those enumerated above.

     The Reporting Persons' determination with respect to the foregoing possibilities will depend upon various factors, including, but not limited to, the Reporting Persons' evaluation of the Issuer and its prospects, general market and economic conditions (including conditions affecting the real estate market in general), other opportunities available to the Reporting Persons and other factors the Reporting Persons may deem relevant to their investment decision.

     On January 2, 1997, in connection with the purchase by CalREIT LP of the Common Shares with respect to which beneficial ownership is reported in this
Schedule 13D, the Board of Trustees of the Issuer increased the number of Trustees of the Issuer to seven, accepted the resignation of Trustee John McMahan and elected the following persons as Trustees of the Issuer: Gary R. Garrabrant, John R. Klopp and Thomas E. Kruger.

Item 5.  Interest in Securities of the Issuer.

     (a) As of the close of business on January 10, 1997, CalREIT LP was the owner of record of 6,959,593 Common Shares, constituting 76.0% of the Issuer's outstanding Common Shares.

     (b) The Reporting Persons have sole power to vote or to direct the vote of all 6,959,593 of the Common Shares referred to in paragraph (a) above, and sole power to dispose or to direct the disposition of all such shares.

     (c) On January 3, 1997, CalREIT LP purchased directly from The Peregrine Real Estate Trust, a California business trust, in a privately negotiated transaction, 6,959,593 Common Shares, for a purchase price of $20,222,0111, pursuant to a stock purchase agreement dated as of January 3, 1997.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Shares.

     (e) Not applicable.

--------------------------                              -----------------------
CUSIP No. 130559107                SCHEDULE 13D         Page 7 of 9 Pages
--------------------------                              -----------------------


Item     6.  Contracts,  Arrangements,   Understandings  or  Relationships  with
         respect to Securities of the Issuer.

     On January 3, 1997, CalREIT LP purchased directly from The Peregrine Real Estate Trust, a California business trust, 6,959,593 Common Shares pursuant to a stock purchase agreement dated as of January 3, 1997.

Item 7.  Material to be Filed as Exhibits.

         None.

                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned party.


Dated:   January 13, 1997


                                CalREIT Investors Limited Partnership

                                By: Zell General Partner, Inc.,
                                      its general partner


                                    By:        /s/ Donald Liebentritt
                                         --------------------------------------
                                         Name:   Donald Liebentritt
                                         Title:  Vice President



                                Zell General Partnership, Inc.


                                    By:        /s/ Donald Liebentritt
                                         --------------------------------------
                                         Name:   Donald Liebentritt
                                         Title:  Vice President



                                Samuel Zell


                                                /s/ Samuel Zell
                                         --------------------------------------
                                                    Samuel Zell

                              APPENDIX A TO ITEM 2

     Set forth below is information concerning the directors, executive officers and sole stockholder of Zell General Partnership, Inc., which is the sole general partner of CalREIT Investors Limited Partnership. Each of the individuals identified below is a United States citizen.

     Samuel Zell is the sole director of Zell General Partnership, Inc. Mr. Zell, as trustee of the Samuel Zell Revocable Trust, under trust agreement dated November 7, 1990, is the sole stockholder of Zell General Partnership, Inc. The principal executive officers of Zell General Partnership, Inc. are as follows:

      Samuel Zell                         President
      Sheli Z. Rosenberg                  Vice President
      Donald J. Liebentritt               Vice President
      Timothy H. Callahan                 Vice President
      Arthur A. Greenberg                 Vice President and Treasurer

     The principal occupation of Mr. Zell is Chairman of Equity Group Investments, Inc., a privately held investment company engaged in the acquisition and management of real estate and other commercial enterprises. The principal occupation of Ms. Rosenberg is President and Chief Executive Officer of Equity Group Investments, Inc. The principal occupation of Mr. Liebentritt is Executive Vice President and General Counsel of Equity Group Investments, Inc. and Chairman of the law firm Rosenberg & Liebentritt, P.C. The principal occupation of Mr. Callahan is Chief Executive Officer of Equity Office Holdings, L.L.C, a national office property management company. The principal occupation of Mr. Greenberg is President of the accounting firm Greenberg & Pociask, Ltd. The business address of Messrs. Zell, Liebentritt, Callahan and Greenberg, and Ms. Rosenberg is c/o Equity Group Investments, Inc., Two North Riverside Plaza, Chicago, Illinois 60606.



                                        9